SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Datawatch Corporation

(Name of Subject Company)

Datawatch Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

237917208

(CUSIP Number of Class of Securities)

Michael Morrison

Chief Executive Officer

4 Crosby Drive

Bedford, MA 01730

(978) 441-2200

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of the persons filing statement)

Copy to:

Robert V. Jahrling, Esq.

Choate Hall & Stewart LLP

Two International Place

Boston, MA 02110

Tel: (617) 248-5000

Fax: (617) 248-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Datawatch Corporation, a Delaware corporation (“Datawatch”), with the Securities and Exchange Commission (the “SEC”) on November 14, 2018, relating to the tender offer by Dallas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Altair Engineering Inc., a Delaware corporation (“Altair”), to purchase all of the outstanding shares of Datawatch’s Common Stock (the “Shares”) at a purchase price of $13.10 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below after the last paragraph in the subsection titled “Antitrust clearance”:

“Each of Datawatch and Altair filed on November 20, 2018 a Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. As a result, the required waiting period with respect to the Offer is due to expire at 11:59 p.m., Eastern Time, on December 5, 2018, unless earlier terminated by the FTC and the Antitrust Division, Altair elects to withdraw and resubmit its Notification and Report Form, or the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Antitrust clearance” a new subsection titled “Certain Litigation” and the disclosure set forth below:

“On November 19, 2018, a lawsuit was filed against Datawatch and the members of the Datawatch Board in the United States District Court for the District of Delaware (the “District Court”), captioned Joel Rosenfeld IRA v. Datawatch Corporation, et al. (No. 1:18-mc-01819-UNA) (the “Rosenfeld Complaint”). On November 20, 2018, a putative class action lawsuit was filed against Datawatch, the members of the Datawatch Board (other than Mr. Mahony), Altair and Purchaser in the District Court, captioned Louis Scarantino v. Datawatch Corporation, et al, (No. 1:18-cv-01827-UNA) (collectively with the Rosenfeld Complaint, the “Complaints”). The Complaints generally allege, among other things, that Datawatch and the members of the Datawatch Board violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the proposed transactions with Altair. The Complaints also allege that the members of the Datawatch Board violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Complaints seek, among other things, an injunction against the consummation of the proposed transactions with Altair, rescission or an award of rescissionary damages in the event such transactions are consummated, and an award of costs for the actions, including reasonable attorneys’ and experts’ fees. Datawatch believes that the allegations and claims asserted in both Complaints are without merit and intends to vigorously defend against both actions. A negative outcome in the actions could adversely affect Datawatch if it results in preliminary or permanent injunctive relief.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2018	Datawatch Corporation

By: /s/ Michael Morrison
Name: Michael Morrison
Title: Chief Executive Officer